Exhibit 21

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation or Organization
American Service Insurance Agency, LLC	Texas
Health Plan Intermediaries Holdings, LLC	Delaware
Health Insurance Innovations Holdings, Inc.	Delaware
HealthPocket, Inc.	Delaware